Filed by FB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: FNB Financial Corp.

Commission File Number: 333-235728

Date: February 5, 2020

February 5, 2020

To the Shareholders of FNB Financial Corp.:

On January 21, 2020, FB Financial Corporation (“FB Financial”) and Franklin Financial Network, Inc. (“Franklin”) publicly announced that they had entered into a definitive merger agreement pursuant to which Franklin will be merged with and into FB Financial (the “Franklin Merger”).

Prior to the announcement of the Franklin Merger, FNB Financial Corp. (“FNB”) and FB Financial delivered to you a proxy statement/prospectus in connection with the proposed merger of FNB with and into FB Financial (the “FNB Merger”) and the related special meeting of FNB shareholders which is to be held at the main office of Farmers National Bank, located at 1595 Veterans Memorial Highway, Scottsville, Kentucky 42164 on Monday, February 10, 2020 at 10:30 a.m. local time (the “FNB Special Meeting”). At the FNB Special Meeting, you will be asked to vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated September 17, 2019, by and among FB Financial, FirstBank, the wholly owned subsidiary of FB Financial, FNB, and Farmers National Bank of Scottsville, the wholly owned subsidiary of FNB (the “FNB Merger Agreement”).

The proxy statement/prospectus describes in detail the FNB Merger, the FNB Special Meeting, the FNB Merger Agreement and other documents related to the FNB Merger. Additionally, the proxy statement/prospectus specifically provides that certain information that FB Financial files with the United States Securities and Exchange Commission (the “SEC”) after the date of the proxy statement/prospectus will automatically update and supersede information in the proxy statement/prospectus. In respect of the recently announced Franklin Merger, FNB and FB Financial wanted to ensure that all FNB shareholders were aware of and had access to the filings recently made by FB Financial with the SEC in connection with the Franklin Merger (the “Franklin Information”):

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Current Reports on Form 8-K filed on January 21, 2020 (Press Release and Investor Presentation), January 24, 2020 (Agreement and Plan of Merger and Related Agreements) and February 5, 2020 (Historical Financial Statements of Franklin and Pro Forma Financial Information reflecting the pro forma impact of the Franklin Merger on FB Financial); and

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Forms 425 filed on January 21, 2020 (Customer Communication), January 21, 2020 (Customer Communications Handout), January 21, 2020 (Employee Communication) and January 22, 2020 (Transcript of Conference Call).

You can obtain any of the documents filed with or furnished to the SEC by FB Financial, including the Franklin Information, without charge, from the SEC’s website at www.sec.gov. You can also obtain these documents, without charge, from FB Financial by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com. Additionally, should you wish to review the documents in person, FNB will have hard copies of the above referenced documents available at Farmers National Bank, located at 1595 Veterans Memorial Highway, Scottsville, Kentucky 42164, during normal business hours.

If you have any questions or concerns regarding the FNB Merger or the Franklin Merger, please contact FNB at the following address or by telephone: FNB Financial Corp., 1595 Veterans Memorial Highway, Scottsville, Kentucky 42164, attention: Dan M. Harbison, President and Chief Executive Officer, telephone: (270) 467-1420.

Before making a voting decision, we urge you to read carefully the proxy statement/prospectus, its annexes and all documents incorporated by reference into the proxy statement/prospectus, including the Franklin Information, in their entirety.

FNB and FB Financial are excited about the opportunities that the FNB Merger brings to the shareholders of both companies. Thank you for your consideration and continued support. We look forward to seeing you at the FNB Special Meeting.

Frederick L. Rather President and Director FNB Financial Corp.	Christopher T. Holmes President, Chief Executive Officer and Director FB Financial Corporation

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication is being made in respect of the FNB Merger. In connection with the FNB Merger, FB Financial filed with the SEC a Registration Statement on Form S-4 (File Number 333-235728) (the “Registration Statement”) that was declared effective by the SEC on January 9, 2020. The Registration Statement contains the proxy statement of FNB to be sent to FNB shareholders seeking their approval and adoption of the FNB Merger Agreement. The Registration Statement also contains the prospectus of FB Financial regarding the issuance of shares of FB Financial common stock to be issued in connection with the FNB Merger. The proxy statement/prospectus was first mailed to FNB shareholders on or about January 10, 2020. FNB shareholders and investors are encouraged to read the Registration Statement, including the proxy statement/prospectus, as well as any other relevant documents filed by FB Financial with the SEC, including any amendments or supplements to the Registration Statement and other documents filed with the SEC, because they will contain important information about the FNB Merger, FNB, and FB Financial. The Registration Statement and other documents filed with the SEC may be obtained without charge on the SEC’s website at www.sec.gov. The proxy statement/prospectus is also available without charge by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com. This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

FB Financial, FNB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FNB shareholders in connection with the FNB merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of FNB, including additional information regarding the interests of such participants, is included in the proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus. Copies of these documents may be obtained as described in the paragraph above without charge.

Forward Looking Statements

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the FNB Merger, and FB Financial’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s control. The inclusion of these forward-looking statements should not be regarded as a representation by the FB Financial or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial cautions shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict and that are beyond FB Financial’s control. Although FB Financial believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this communication, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the FNB Merger or another acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the FNB Merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the FNB Merger Agreement, (4) the failure to obtain necessary regulatory approvals for the FNB Merger, (5) the failure to obtain the approval of FNB’s shareholders for the FNB Merger, (6) the possibility that the costs, fees, expenses, and charges related to the FNB Merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Merger to be satisfied, (8) the risks related to the integration of acquired businesses (including the FNB Merger, the Franklin Merger, FB Financial’s recent acquisition of branches from Atlantic Capital Bank, and any future acquisitions), including the risk that the integration of the acquired operations with those of FB Financial will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the FNB merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the FNB Merger, (14) FB Financial’s ability to successful execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the FNB Merger, and (16) general competitive, economic, political, and market conditions. Further information regarding FB Financial and factors which could affect the forward-looking statements contained herein can be found in FB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31,2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Many of these factors are beyond FB Financial’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if FB Financial’s underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, FNB shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and FB Financial does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial to predict their occurrence or how they will affect FB Financial.

FB Financial qualifies all of its forward-looking statements by these cautionary statements.